GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

August 2, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated July 28, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

The following is a summary of the period in which each proprietary plan asset was initially capitalized and the periods in which subsequent modifications costs were incurred.

	Year Ended April 30, 2003		Balance at April 30, 2003	Year Ended April 30, 2004		Balance at April 30, 2004
Description of plans	Acquisition Cost	Code Improvement and State Architect Fees		Acquisition Cost	Code Improvement costs and State Architect Fees
24x40 PC#02-105411
30x32 PC#02-105412
36/48x40 PC#02-105410
12x40 Restroom PC#02-105485
Two Story PC applied for
Sub-Total [1] Bulk purchase of plan assets - see footnote 2 below	$ 111,825	$ 62,023	$ 173,848		57,039	230,887
MBS Plan	60,515	-	60,515	-	91,112	151,627

	$ 172,340	$ 62,023	$ 234,363	-	$ 148,151	$ 382,514

For a detailed summary of the acquisitions , please refer to our response to comment 2

Comment 2

For the period ending April 30, 2003 there were two acquisitions of plan assets from two parities.

Acquisition 1 (Asset Acquisition)

Initially, the Company purchased the rights to use the following plans prepared by the architect, Stafford & Associates2  and the engineers, Anderson & Doig3 :

24 x 40 PC# 02-105411
30 x 32 PC# 02-105412
36/48x40 PC# 02-105410
12 x 40 Restroom PC# 02-105485
Two Story  PC applied for

The architect and engineer had originally designed these plans in 1996 for Pacesetter Industries, Inc, which was a major modular manufacturing company that had annual revenues of approximately $35 million with their main clients being California school districts. Pacesetter declared bankruptcy, Chapter 7, on February 2000. The architect and engineer maintained ownership of these plans through the copyright law.

The Company was aware of facts shown above and signed an agreement with both the architect and engineer that allowed the Company to use these plans on an unlimited basis. The fees paid to the architect and engineer for these rights totaled $66,090 and $45,735 respectively, These costs were capitalized during the year ended April 30, 2003.

Since the plans were drawn in 1996, they needed to be updated to the current codes established by the California State Architect. Subsequent fees were paid to outside architects and engineers to bring all of these drawings up to the current codes, plus the new consultants became the “Architect of Record” and “Engineer of Record”. These fees totaled $74,551, of which, $20,392 were capitalized in FYE April 30, 2003, $54,159 in FYE April 30, 2004.

The State Architect was paid fees to review all the plans for compliance to the new codes plus changing the Architect and Engineer of Record. Total fees of $49,081 were capitalized with $46,201 recorded in FYE April 30, 2003 and $2,880 in FYE April 30, 2004.

The Company received approval by the State Architect on two of the plans during the quarter ended July 31, 2003, which allowed the company to start production. Except for the two story model, the remaining plans were approved during the FYE April 30, 20044 .

The Company did not have any involvement in the preparation of the engineering plans acquired through the acquisition of MBS.

Acquisition 2 (Business Combination)

The second plan acquisition occurred through the acquisition of MBS Construction, Inc , a company that had ceased operations , as a wholly owned subsidiary on February 28, 20035

The shareholders of MBS were given $158,262 cash payable over one year, 3 million shares of the Company’s restricted common stock plus 1.5 million “cash less” warrants with an exercise price of three cents per share. In addition, the shareholders of MBS maintained their employment with the Company and received compensation and benefits that are standard in the industry. The assets acquired and liabilities assumed of MBS at the date of acquisition were as follows:

Assets:
Cash	1,500
Raw Material Inventory	24,511
Finished Goods Inventory	79,990
Property Plant Equipment	70,421
Accumulated Depreciation	-9,889
Engineering Plans	60,515
Other assets	13,979

Liabilities
Accounts Payable	36,515
Accrued Liabilities	44,874

The assets were valued at MBS’s historical costs which approximated fair value

The Company did not have any involvement in the preparation of the engineering plans acquired through the acquisition of MBS.

Acquisition 3 (Asset acquisition)

On March 11, 2005, the Company acquired certain intangible assets, including eight (8) propriety plans, trademarks, and software from at a Bankruptcy auction in exchange for $500,0006 . The Company has initially allocated the cost of the assets as follows:

Proprietary plans (8)	$ 465,000
Trademarks	10,000
Domain names	5,000
Customer data bases	10,000
Cooperative Purchase Agreement	10,000

$ 500,000

The Company has engaged an outside consultant, who is in the process of completing a valuation of the identifiable assets , which the Company will use in connection with the preparation of its April 30, 2005 financial statements.

The Company did not have any involvement in the preparation of the engineering plans acquired through the acquisition of the plans from the Trustee.

Comment 3

Currently Global tracks the financial P&L by Project/Client, which normally includes multiple building sizes. The schools may require an administration building, a restroom and different size classrooms, all of which may utilize three to four of Global’s PCs. The total contract is calculated by taking the sum total of the estimated cost of each modular building. The same size modular building (PC) may be different in price due to cabinets, different partitions layouts, or inclusion of a restroom.

As a part of the contract, Global will do the site work through its wholly owned subsidiary, MBS Construction, for the entire project that provides for foundations, and related infrastructure work. The site work performed by MBS is tracked separately from the manufacturing cost of the modular buildings.

We can assign a value of each plan to the specific contracts and develop a schedule that will satisfy the request. We do have a limited accounting staff, but will assign the necessary staff to complete the project if required.

Comment 4

The Company has reviewed SOP 81-1 and has concluded that its contracts fall within SOP 81-1. Accordingly, the Company’s accounting policy for accounting for revenues and costs under 81-1 will be as follows:

Revenue Recognition

Construction Contracts

Construction contracts are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed.

Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete.

Contract costs include all direct material and labor costs and certain indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements.

Claims for additional contract costs are only recognized upon a signed change order from the customer.

The current asset, “Costs and estimated earnings in excess of billings on contracts,” represents revenues recognized in excess of amounts billed. The current liability, “Billings in excess of costs and estimated earnings on contracts,” represents billings in excess of revenues recognized.

Allowances for Contract Adjustments

We maintain allowances for contract adjustments that result from the inability of our customers to make their required payments. Management bases its allowances on analysis of the aging of accounts receivable, by account, at the date of the financial statements, assessments of historical collection trends, and an evaluation of the impact of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Other Products

Sales of other products are recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related accounts receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable

Comment 6

The Company’s accounting policy is to expense in the period incurred all costs associated with pre-contract costs, including those costs described in our response.

Our calculation of internal pre-contract costs was a theoretical response to as to the impact on the Company’s financial statements if the Company elected to capitalize its pre-contact costs and expensed them in the period the contract is completed and the product shipped.

The Company currently does not plan to capitalize such costs.

Comment 7

Assuming the plan costs are considered assets identifiable intangible assets under 142 and 141 , the Company’s historical financial condition, results of operations and cash flows would not be affected by the application of 81-1 by the revision to the Company’s accounting policies described in our response to comment 4.

Should the Company be forced to charge the costs of the plans to operations in the period incurred, the Company’s net loss would increase from $ 428,067 to $ 558,520 and $ 528,836 to $ 762,173 for the years ended April 30, 2004 and 2003, respectively.

Other

As a follow up to a question raised by the Staff during our last conference call , we have researched the accounting practices in our industry in connection with the accounting for and reporting of the cost of their architectural and engineering plans assets.

Accordingly, we reviewed the filings of Modtech Holdings , Inc. the largest publicly-held manufacturer of re-locatable modular school structures in the state of California (SEC file No.000-251161 ).

Modtech’s Annual Report on SEC Form 10K for the year ended December 31, 2004 states:

PATENTS, TRADEMARKS, LICENSES AND OTHER INTELLECTUAL PROPERTY

“Modtech” is our only registered trademark. We do not have any patents. We hold general contractors licenses in those states where our activities require such licenses. These licenses are readily available and renewable annually. We also hold certain intellectual property in the form of proprietary designs which have been approved for modular classroom design by the State of California. These approved designs and plans are required in order to sell classrooms into the State of California classroom market and create a short term barrier to entry into the California classroom market. We estimate that it takes approximately six months to obtain approval for a new set of plans.

Our rights in our trademark and proprietary designs are for an indefinite term.

A review of Modtech’s financial statements and related filings indicates Modtech accounts for the plan assets as having an indefinite useful life , and that the plans are being accounted for as an intangible not subject to amortization under paragraph 16 of FAS 142.

We believe this provides further competent evidence supporting the capitalization of the plans as intangible assets. In addition, in order to be more conservative, the Company has classified the assets as having a definite life, subject to annual impairment testing.

We believe the foregoing fairly responds to the Comments. The Company is prepared to provide to the staff any additional information required by the staff in connection with it review.

We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended April 30, 2005 to be included in our Annual Report on Form 10K SB, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

/s/ Phillip O Hamilton
__________________________
Phillip O Hamilton
Chairman & CEO

2 Non Exclusive Limited License and Release Agreement by and between Company and Stafford Associates dated January 20, 2003 attached (initial agreement- Company made subsequent payments to architect that were capitalized under this agreement )
3 Engineering Rights Agreement by and between the Company and Anderson & Doig Structural Engineers dated January 20, 2003 attached (initial agreement- Company made subsequent payments to engineer that were capitalized under this agreement)
4 Copies of State of California approvals attached
5 See SEC Form 8-K dated March 1, 2003
6 See Current Report on SEC From 8-K dated March 11, 2005; copy of Asset Purchase Agreement attached